SUNSTATE LABORATORIES

2020 Report

Dear investors,

2020 was a remarkable year for us. After our successful first round of fundraising, we were able to purchase our manufacturing equipment and move into our new production, warehouse, and office facilities. We launched a rebranding project that resulted in the creation of our new brand assets (bottles, packets, retail boxes, and marketing collateral). We recruited and hired a new VP of Sales, Phil Stout, who comes to us with over 30 years of CPG sales experience. He has assembled a strong team of independent reps and distributors to assist in our retail distribution launch. We are entering 4th quarter with incredible opportunities to bring national exposure for our brand and set us up for a record breaking 2022.

We need your help!

For our DTC business, sharing DAZZ and our website with everyone in your network will help grow our eCommerce business. If you or anyone in your network know any retail buyers for stores that should carry DAZZ, please introduce us to them. For our international investors, if DAZZ is not available in your country, and you have connections in the CPG distribution industry, reach out and let's discuss how we can get DAZZ in your market.

Sincerely,

David Shahan

Founder / CEO

Our Mission

DAZZ is poised for a national launch into retail distribution. We anticipate being in over 2,000 retail locations by the end of 2022. We will continue growing our direct to consumer business on our website, Amazon, and other large eRetailers. Our international distribution is anticipated to extend to 12 additional foreign markets in the next 24 months. Our exit strategy is for DAZZ to be acquired by an international Consumer Packaged Goods (CPG) company.

[See our full profile]

How did we do this year?

Report Card

B-

The Good

- Sales growth (up 383% YOY)
- New packaging and branding - completed
- New facility and production equipment on line

The Bad

- New product development has been delayed with shortages in raw material and delays with 3rd party testing and certification agencies
- Our retail distribution efforts stalled. Due to COVID restrictions and buyers working from home, we're not getting in front of buyers
- International distribution has gone slower than anticipated.

2020 At a Glance

January 13 to December 31



$$$$

$165,911 +715%
Revenue



-$375,621
Net Loss



IOU!

$26,309 +41%
Short Term Debt



$1,069,998
Raised in 2020



$493,028
Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information

regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We develop sustainable cleaning products in effervescent tablet form. Now consumers can make their own cleaner at home using plain tap water and the same bottle over-and-over again. DAZZ ends the use-and-discard cycle associated with traditional ready to use cleaners, and by eliminating the bottle & water, DAZZ has created a cleaning product that can easily be mailed; opening up a world of opportunity for direct to consumer / eCommerce sales.

We hope DAZZ will be purchased by an international Consumer Packaged Goods (CPG) company that can scale DAZZ to become a global brand and a global solution to plastic waste. We're on-track with this goal as we have already begun distribution in South Africa and Singapore. We are currently in discussions with distributors from 16 additional foreign markets, eager to bring DAZZ to their countries. Additionally, we have interest from home shopping channels in Japan, Germany, Canada, and the UK.

Milestones

SunState Laboratories, Inc. was incorporated in the State of Colorado in May 2012.

Since then, we have:

- DAZZ and our Founder, David Shahan, set to appear on America's Big Deal - 10/21 on the USA network
- Our first Reg CF round (2020) sold out quickly with 1,667 investors from 55 countries
- 383% YOY sales increase
- International Distribution in place, adding new countries every quarter
- Disruptive new consumer brand that is changing the household cleaner industry
- Strong team of seasoned professionals driven to build a successful, non-concessionary impact company
- Sold 12,000 units in <11 minutes on the Home Shopping Network (U.S. home shopping channel)

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $165,911 compared to the year ended December 31, 2019, when the Company had revenues of $20,354. Our gross margin was 47.44% in fiscal year 2020, compared to 35.28% in 2019.
- *Assets.* As of December 31, 2020, the Company had total assets of $689,425, including $493,028 in cash. As of December 31, 2019, the Company had $85,716 in total assets, including $7,952 in cash.
- *Net Loss.* The Company has had net losses of $375,621 and net losses of $53,544 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.
- *Liabilities.* The Company's liabilities totaled $26,309 for the fiscal year ended December 31, 2020 and $18,606 for the fiscal year ended December 31, 2019.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 9 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

SunState Laboratories, Inc. cash in hand is $493,028, as of December 2020. Over the last three months, revenues have averaged $79,950/month, cost of goods sold has averaged $19,500/month, and operational expenses have averaged $55,684/month, for an average net margin of $4,766 per month. Our intent is to be profitable in 22 months.

We have recently signed contract manufacturing agreements with Amazon and 1908 brands with opening POs of $150k and 105k respectively. Both are anticipated to be 7 figures deals for 2022. We will be receiving national TV exposure on a new competition TV show that should result in a retail contract with Lowes.

We anticipate significant increases in sales and expenses over the next 3-6 months. On the sales side, we're already experienced a 383% YOY sales increase (YTD sept) and expect that growth to continue. Our Retail Distribution is anticipated to grow quickly after our appearance on America's Big Deal. Our international distribution continues to grow and we anticipate expanding into 3-6 new markets in early 2022. From the expense side, we continue to invest heavily in digital marketing and will expand into traditional retail marketing to support our retail distribution. We anticipate looking for an additional production and warehouse space within the next 6 months to support our growth.

Our founder has personal financial resources that can be deployed, but we do not anticipate this being necessary.

Net Margin: -226% **Gross Margin: 47%** **Return on Assets: -54%** **Earnings per Share: -$395.81**

Revenue per Employee: $41,478 **Cash to Assets: 72%** **Revenue to Receivables: 966%** **Debt Ratio: 4%**

SUNSTATE_LABORATORIES_INC.-_AUDITED_FS__19__20.pdf

We ❤ Our 1595 Investors

Thank You For Believing In Us

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Emmet Haggard
Jun Kim
Dennis Scott Johnson
Ram Bhattarai
Kenneth Phillips
Tracey Cree
Philip Garcia
Timothy MacFadyen
Amilia Alcema
Shana Forrester
Robert Belquist
Gabriel Daly
Sandra Diaz
Dr. Randal Horsley
Jeanot JeanCharles
John Mechkowski
Miguel Cantero
Sohrab Bonshahi
Maria L BECERRA
James Pilgreen
John David Mouser
Dan Yarbrough
Christopher Pike
Cassandra Williams
Woo Joong Kim
Rahul Jha
Marc Snyder
Kulwadee Chitmongkolth...
Jay Fox
Steve Wills
Yolande Leonard Muham...
Mike Kuhrt
David De Koster
Richard Otis
Michael Nomura
Matthew Belford
Eric Geldmaker
Nailah M Seale
Bronson Herrera

Anna Lowery
Michael R. Robinson
Joel Alexander Silva Pant...
William Gray III
Joel Gebhardt
Jerry Alspach
Mardochee Yacinthe
Stan Soong
Kyle Wong
Dana Sun
Steven Harris
Gary Kirby
Robert Hohlmaier
Andrew Tomlin
Jim Palmieri
Gianluca Gera
Timothy Roger Post
Jeremy Felton
Robert Snyder
Raman Sundararajan
Wesner Romulus
Edward Obodo
Steve Buhrmeister
Catherine Butler
Edlynn Atkins
Alycia Frazier
Herman Davis
Jeffrey L Kircher
Pavan K
Kerby Scales
Hitesh Bhatia
Sheree Davis
Kamal Kishore
Joe Trombley
Michael Gerlach
Sharon Niedbala
Christopher Maricle
Frank Sprague
Quang Vo
Dwight Adams
Gerald Currier
Rodrick Ellis Loud DDS
Bashar Nesheiwat
Greg Barnes
Alex Niederkofler
Brian Costello
Ryan Zeigler
Wenzhuo Wu
Larry Burdick
Beverly Brown
Alex Teeling
David Ives
Alan R Peterson
Vito Dragonetti
Michael Brady
Christopher Snipes
Troy Campbell
Warren Aldrich
Gary Darwin
Arnel Recidoro
Roy Chacko
Scott Schmidt
Francisco Mariscal
Michael Raevsky
Jeffrey John Javate
Zenaida San Felipe
Parul Patel
David Martinelli
David Giacone
Ken Dyer
Sean Appel
Stamatios Theodoropoulos
Cyndi Ortiz Taylor
Richard Seiger
Kelly A MITCHELL
Jeffrey Merchant
Kathy Oleszkowicz
Lokesh Wuluvarana
Aba Joseph
Brian Carroll
Mireille Jumeau
Sharon Robertson
Tod Lange
Justyn Eldredge
Khaleel Welsh
William C Wallin
Francis K K Bosque
Reijo Savolainen
John Trant
Michael Kane Sr.
William Edward Matthews
Alvin Broyles
Luis Malespin
Hunter Obando
Kathryn L Honea
David Busch
Jukka Matti Karhu
Ben Winnes
Lincoln McGinnis
Robert Beaster
Janardhan Dumpeti
Todd Sandberg
Jesuraj Anthonypillai
Russell Gordon
Bradley Moore
Sean Brandel
Terry L Peters
Arleen E Brown
Shannon Truesdell
Steven Rafael Rodela
Warren Smith
Donna Franklin
Scott Montgomery
Randel Thibodeaux
Brice Laux
William Johnson, IV
Jaime Rivera
Darlington Etumni
Andrew Garcia
Manoj Kunchala
Chandru Jagadeeswaraiah
Crystal Morris
Faisal Almutlaq
Angela McGovern
Susanna Zeigler
Gina Medrano
Jake Satko
Daner Jimenez
Alejandro Enriquez
Rena Harris
Lesha Salner
C. Royce Collins
Eduardo Chavez
Gregory Squire
Justin Blue
Valerie Griswold
Bertrand Bonnick
Bryan Family Trust
Maria Camila Carpintero ...
Sherry Hall
Jason Roben
Eric Schmitz
Meeta Khatri
Vann Miller
Donald Van Veckhoven
Sarath Babu Nimmagadda
Odalys Santana
Amara Duru
Pamela Robertson
Franklin E Njubigbo
Hawoly Diop
Joshua Richardson
Ronn Hubbard
Longinus Ugwuegbulem
Matthews Nyaku Malebana
Orianne Siankam
Anne Miller
Tony Boone
Byung Kyu Lee
Jeff Bishop
Harison Hong
Tyler Kok
John Siefke
Clifford Case
Jessica Woodruff
Jim Murrieta
Neil Zimmerman
Jimmy J Garcia
Kendall Werle
Jackie Mooney
Kristopher Erick Garcia
Kofi Opoku-Akoto
Matt Ward
Alex A Gomez Maradiaga
Nandini Bhattacharya
Dennis Wayne Carter
Gaylord Fines
Kevin Oh
Leslie R. Todd
Jordan Willingham
Christopher Stecker
David Pierotte
Brian Barsaleau
Jasmine Vichailakana
Joel Kitto
Glenn F Burger
Ryan Comer
Todd Vanderdeelie
Joseph Bobenrieth III
Richard Lincoln
Tammy Baines
Frank Ostrander
Rob Codling
Kim Carrasco
Matthew Stockhausen
Varkeno White
Nagapradeep Sanikommu
Ian Lowden
Adarsh Saxena
Naga Amarendra Gutta
Pamela Kesrouani
Sandy Hoar
Sourabh Dhawan
Olaseni Fadipe
Steve Laufer
Fidel Toscano Salamanca
John Ortiz
Mandy Ho
Patrick Wetzel
Sami Alsaleh
Michael Teske
Ricardo De La Cordova
Diladirgachew Achamyeleh
Timothy Jones
Abby Ayoola
Floyd Hemingway
Nancy Parisi
Michael Palmer
Daryl Lynn Richie
James Voltaire
Jennifer P. Bierhuizen
Abhishek Mohanty
Vignesh Kumar Sathyamo...
Demetri L Roberts
Keith Willis II
Carlos DAVILA
Sang Tran
Cynthia Clark
Henry Sotomayor
Ed Grzybek
Anderson Simpliste
Krystle Nazario
Brad Hostetter
Larry English
Srikar Veerareddy
Jose Antonio Garcia Perez
Josh S.
Vikash Kumar
Timothy Gillis
Renald Jean-Philippe
Patrick Nyeste
Mark Anderson
James Norris
Lynne Barker
Kathleen Anderson
Craig Simpson
Frederick Kent
Daryl Dixon
Bill Vandagriff
Richard Bradley
Joseph S. Young
Basel Sawwan
Oleg Boian
Glenn Brown
Pavel Jirousek
Sylvia Manfred
Myron H Rasmussen
Michele Martinelli
Melinda Lopez
Al Dyar
Chinenye Ogugbue
Trevor Whittingham
David DeLaTorre
Jeff LaBeau
Camille Thomas
Kevin Sipma
Shu Chuan Tseng
Joseph WILLIAMS
Kabir Ahmed
Francis Kumassah
Arthur Mains
Mick Hall
Eric Fortier
Obdulia Gonzalez
Joel Torres
Bruce Houck
Joseph Hudson
Kristopher Visness
Tevitaisu Tafuna
Josh D'Anna
Michael Ramirez-DeHeyw...
Carlene M
Bert Socolove
Iman F. RODRIGUEZ
Steven Blitstein
Chance Koelln
Graham Grubb
James Coffman
Nelsy Ortez
Allen Green
Juan Valencia
Myrna Busch
Naresh Jhunjhnuwala
Jennifer J Walkup
Todd A Washburn
Jason McKim
Marc Anthony Alanis
Virgilio Navarro
Sara Spahic
David R Schaffer
Franky J Saquipulla
Judah Greenberg
Yvette Johnson
Christian Kalu
Autumn Caughern
Clarence Disharoon
Luigi Lancia
Richard Hinds
Jason Glaser
Vibhor Agrawal
Sergio Ligorati
Gokul Kumar Singaravadi...
Loretta Talley
Michael Markumas Jr
Everett Lindsey
John R
Sherrye Dunmore
Garrick Liddiard
Helen Washington
Joseph Zappia
Kenyatta Martin
Austin Gottschalk
Evangelo Diamantopoulos
Daniel Lee POLACHEK
James Wolfe
Marcell Benkes-Toth
Ronnie Pearl
Cathleen Caffery
Jason Bennett
Stacy L Raybon
Srinivasan Gudapati
Antonio Garrido
Lawanda Lemmon
Scott Gall
Robert Jasa
Chris Grey
Luis Debayle
Sal Serio
Ron Rianda
Craig Marolf
Charles Bringe
Jameson Vie
Darius Morris
Patricia Douglas
Joseph Oseghale
Corey Washington
Mary Williams
George Mburo
Kent W Cox
Louis Tucker
William J Kimmins
Anthony BROOKING
Chien Pang Lin
Troy S Philbert
Samson A. Henrilus
Richard D Halvorson
John Brooks
Richard Dodger
Anthony Romero
Atiq Raja
Jackson Tan
Brenda Montes
Lee Lacy
Charles W Aarni
Craig Maly
Pake Chin
Maren Caldwell
David Feakins
Joshua Taylor
Theodore Q Taylor
Omar Abdulalim
Jared Zito
Kamal Lahlah
Michael Medeiros
Daniel Cameron Green
Garry CHAN
Neville HEMMINGS
Mario A Valverde
Jose Ramos
Patrick Newcomb
Joice Massa
Stefan Ozsvath
Joshua Chodniewicz
Igbego Garuba
Anthony Barrett A. Astud...
Kami Olarte
Stanley Metellus
Lloyd Neste
Laura Barrett
Roger Vinson
Sheila Waterman
Adam Fishback
Daniel Ryan DAY
Chinyere Loveth Duru
Daniel Hogan
Robert Durall
Samuel S.A
Suja Menon
Ellen Mitchell
Kim Szymura
Casey P Lewis
Ronald CONNER
David Kramer
Mohamed A AHMED
Juan Carlos Velasco
Fadil Imo
Lindy Ashmore
Isaac Tetteh
Sam Watson
Richard Barone
Marcia Krassler
Percy ELEY
Edgar Muro
Gregory Mitchell
William Ferrara
Jhari Baskota
Dane Williams
Tom Youkilis
Jean Romain Felix
Deborah Puku
Prabhudas Chelumala
Francesco RELLINI
Maria Fara Myers
Hector Torres
Julio Mendoza
Yonatan G Siyum
Suzana Rahman
Kishore Anjaneyulu
Iman Kazerani
Tate Malpass
Moses Wasswa
Anthony Roselli
Dennis McKibbin
James Laws Jr
Terry Wright
Jo Demol
Joel Gosselin
Marcus Gooden
Mariel Tyler
Zenon Carrasquillo
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Kishan Patel
Andrew Anderson
Renauld Goines
Jim Rickards
Curtis Zellenga
Frank J Barreca Jr
Chad Butler
Eileene Evatt
Eduardo Herrera
Kristina Sviridoviene
Aviroop Nag
Scott McKnight
Chang Woo Lee
Yedil Workeneh
Aaron Vera
Pete D Berger
Terry Mitchell
James Denny
Christopher Niemann
Frank Leemans
Mikhail Chertkov
Jessie Morrison
Michael Brandt
Eric Somuah
Emmanuel Blanc
Avanti Almon
William K Downing
Dania Francois
Venkata Lukka
William Bywaters
Amber Drake
Dapo Lediju
Victor Triplett
Ernest Harry Musasa
Carmen Lamont
Shawn Eady
Jeremy Aryee
Anthony Miller
Anita Stern
Nick Pritzakis
Gilberto CARRASQUILLO
Samuel Spain
Deborah H Cooper
Surendar Sekar
David Serrato
Bryan Lark
Chinedu Oranebo
Michael Gardetto
Darian Torres
Roy Brunicardi
Samuel Gonzales
John Morrill
Rajash G Bhakta
Philip E. Cvach II
Alex Conilogue
Omorie Mckell
Donald E Hartley
Michelle McKenna
Matthew Richardson
Ramesh Maddipoti
Avinash V Deshmukh
Steve Oricoli
Piyush Gupta
Karen Reynolds
Hamilton Magtibay
Shiva Adireddy
Damir Hokman
Nathalia Alvarez
Emmanuel Erhabor UWA...
Eric MILLER
Derek Spors
Byron Smith
Asonta Baker
Michael M Obianigwe
David McDonald
Tim Anh Le
Amylynn M Kemp
Melissa Noll
Lorraine Doblanko
Maxine Nelson
Mark Almario
Carolina Santos
Nicholas Layton
Tamas MALACSINA
Kyle Kline
Justin Steele
Stacy L Edwards
Russell Larocque
Waldo Martinez
Angela Lovest
Thomas Sew
Erica Williams
Melvin Harrison
Paul Green
Sulexan Chery
Bharat Damalcheruvu
Robert Gemmill
Sharday F Johnson
Kc Trader
Michael Cupp
Satya Sainadh Vanamala
Reginald Andre-estime
Brandy Ringleb
Patrick Giunta
Supradeep Bokkasum Sat...
Greg Hercules
John A Moreland III
Hazel Jeremiah-Michels
Patrick Faustin
Ernest Dufort
Barthelemy Diouf
Nkululeko Nhlapho
Philip Ward
Jentel Venable
Vincent A Marin
Oliver Crane
Solomon TSEGAY
Jeff Williams

Thank You!

From the SunState Laboratories Team



David Shahan
Founder / CEO



Jan Grywczynski
CPG Advisor

President and CEO of Sheila G's Brownie Brittle. 20+ years of CPG experience, driving growth, and positioning companies for acquisition.



Phil Stout
VP of Global Sales

Global business development, sales management, marketing, and strategic planning. Successfully led sales teams, brokers, and category management efforts for Kraft Foods, ConAgra, and Church & Dwight brands.



Matthew Leonhardt
Social Media Manager

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
David Shahan	Business Owner @ SunState Laboratories	2012

Officers

OFFICER	TITLE	JOINED
Phil Stout	Vice President	2021
David Shahan	CEO	2012

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
David Shahan	666,180 Common Stock	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
07/2020	$1,069,998		4(a)(6)
	$350,000		Other
	$0		506(b)
	$76,017		506(c)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Convertible Preferred	2,500,000	0	Yes
Class A Preferred	2,500,000	283,723	No
Common Stock	5,000,000	666,180	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Our future success depends on the efforts of a small management team. The loss of

services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Direct to consumer approach. Less than 5% of household cleaner purchases occur online. We are betting that this is because of the high shipping cost to MSRP ratio for household cleaners, plus the issues with leaking bottles. DAZZ resolves both of these challenges and online sales will be our focus for the next 12-24 months. If consumers will not change their buying behavior and continue to buy in stores, DAZZ will struggle until it is able to secure retail distribution.

Innovations in plastic waste disposal/processing that minimize this environmental concern. Our greatest point of differentiation is our sustainability feature. This is a big selling feature now because of the seriousness of plastic waste. If advancements in compostable/biodegradable plastics continue and our "plastic problem" is resolved (or at least minimized to the point of public acceptance, sustainable alternatives like DAZZ may lose some of it's appeal.

Competition. Although it's unlikely, it is possible for a larger CPG company to step in with their own product and overwhelm the market with a huge advertising spend. Manufactures of established eco-brands (7th generation, Method, Ms. Meyers, etc.) may develop and begin offering concentrated refills of their successful brands.

Too broad of a consumer market focus. Unlike our competition, we are not limiting our marketing toward a particular consumer group (i.e. eco-friendly green shoppers). We are taking a broad approach to capture as many shopper segments as possible (i.e. value shoppers, green shoppers, performance shoppers, etc.). Some advertising experts have cautioned us against this "shotgun" approach.

Consumer adoption. Customers may not be willing to give up the convenience they've become accustomed to with ready-to-use household cleaners.

Limited Team - Although I have 30+ years experience in cleaning chemicals, and I have decades of experience managing sales teams in service industries, I have been a solopreneur since the inception of SunState Labs. I have utilized contract and fractional employees to accomplish many of our milestones, while preserving my limited capital resources. To scale the business and achieve the market penetration required to make DAZZ a success, I will need to build an enthusiastic, highly capable team around me.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to

additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

SunState Laboratories, Inc.

- Colorado Corporation
- Organized January 2020
- 4 employees

6901 W 117th Ave
Unit 14
Broomfield CO 80020

http://www.dazzcleaner.com

Business Description

Refer to the SunState Laboratories profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

SunState Laboratories is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.